                                                         OMB APPROVAL

                                                 OMB Number:           3235-0145
                                                 Expires:      December 31, 1997
                                                 Estimated average burden
                                                 hours per response . . . .14.90








                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                        ------------------------------------


                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                           Life Medical Sciences, Inc.
                        ------------------------------------
                                 (Name of Issuer)


                     Common Stock, par value $.001 per share
                        ------------------------------------
                          (Title of Class of Securities)


                                   53215M 10 1
                        ------------------------------------
                                  (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages

CUSIP NO. 53215M 10 1                    13G                  Page 2 of 6 Pages



1 NAME OF REPORTING PERSON - Magar Inc.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]

                                                         (b) [ ]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

   NUMBER OF SHARES     5  SOLE VOTING POWER
BENEFICIALLY OWNED BY         677,500 (1)
   EACH REPORTING
    PERSON WITH         6  SHARED VOTING POWER
                                  0

                        7  SOLE DISPOSITIVE POWER
                              677,500 (1)

                        8  SHARED DISPOSITIVE POWER
                                  0



 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            677,500

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.56% (2)


12 TYPE OF REPORTING PERSON*
            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Represents shares of Common Stock held of record by Magar Inc.
(2)  Based on 7,914,820 shares of Common Stock outstanding on the date hereof.

CUSIP NO. 53215M 10 1                    13G                  Page 3 of 6 Pages



1 NAME OF REPORTING PERSON - Martin D. Fife
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]

                                                         (b) [ ]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America

NUMBER OF SHARES        5  SOLE VOTING POWER
BENEFICIALLY OWNED BY          44,911
EACH REPORTING
PERSON WITH             6  SHARED VOTING POWER
                               677,500 (1)

                        7  SOLE DISPOSITIVE POWER
                               44,911

                        8  SHARED DISPOSITIVE POWER
                               677,500 (1)


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            722,411

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.13% (2)


12  TYPE OF REPORTING PERSON*
            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Represents 677,500 shares of Common Stock held of record by Magar
     Inc., of which Mr. Fife is an officer, director and principal stockholder. Mr. Fife may be considered to beneficially own, and to have shared investment and voting power with respect to, all shares of Common Stock owned by Magar Inc.

(2) Based on 7,914,820 shares of Common Stock outstanding on the date hereof.

                                                              Page 4 of 6 Pages


Item 1.

(a)  The name of the issuer is Life Medical Sciences, Inc. (the "Company").(1)

(b) The address of the Company's principal executive offices is 379 Thornall Street, Edison, New Jersey, 08837.

Item 2.

(a) See the responses set forth in item (1) on pages two and three hereof for the names of the persons filing this statement.

(b) The addresses of the principal business offices of the persons filing this statement are:

Magar Inc.                        616 Washington Court
                                  Guilderland, New York 12084

Martin D. Fife                    405 Lexington Avenue, 33rd Floor
                                  New York, New York 10174

(c) See the responses set forth in item (4) on pages two and three hereof for the citizenship or place of organization of the persons filing this statement.

(d) The title of the class of securities for which this statement is being filed is Common Stock, $.001 par value per share ("Common Stock").

(e) The CUSIP number of the class of securities for which this statement is being filed is 53215M 10 1.


Item 3. If this Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

Not applicable.


Item 4.  Ownership

See the responses set forth in items (5)-(9) and (11) on pages two and three hereof for information relating to the reporting person's beneficial ownership of Common Stock of the Company.


Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

-----------------------------
(1) All previous paper filings are attached hereto as exhibits.

                                                              Page 5 of 6 Pages


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

Irwin M. Rosenthal, Herbert Moskowitz and Martin D. Fife each have a right to receive certain percentages of dividends with respect to, and proceeds from the sale of, shares of Common Stock of the Company held by Magar Inc. to the extent such amounts constitute profits of Magar Inc.

During January 1994, Magar Inc. borrowed funds from National Westminster Bank USA (the "Bank") and, to date, has pledged 600,000 of the shares of the Company's Common Stock owned by it to the Bank as security for the repayment of such funds. In the event of default on the loan, the Bank shall have the right to vote and/or dispose of such shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.


Item 8.  Identification and Classification of Members of the Group

Not applicable.


Item 9.  Notice of Dissolution of Group

Not applicable.


Item 10. Certification

Not applicable.

                                                              Page 6 of 6 Pages


                            SIGNATURE


    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Date: February 20, 1997
                                    ---------------------------


                              MAGAR INC.


                              By: /s/ Martin D. Fife
                                 --------------------------------
                                  Martin D. Fife, Chairman


                                  /s/ Martin D. Fife
                                 --------------------------------
                                  Martin D. Fife




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


          Note. Six copies of this statement, including all exhibits, should be filed with Commission.

          ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                       EXHIBITS

                      (ALL PRIOR SCHEDULES 13G FILED PREVIOUSLY)



SCHEDULE G, FILED FEBRUARY 10, 1993

AMENDMENT NO. 1 TO SCHEDULE G, FILED MAY 19, 1994

AMENDMENT NO. 2 TO SCHEDULE G, FILED FEBRUARY 14, 1995